UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Independent Claims Committee Report in connection with the application for certification of a derivative action regarding the bonuses

Item 1

Independent Claims Committee Report in connection with the application for certification of a derivative action regarding the bonuses

Further to Item 8A. of the Company's Annual report (20F), dated, April 16, 2017, (Certification No. 2017-02-021763), the Company wishes to announce the following:

  Pursuant to ICL's Board resolution dated December 15, 2016, the Company has appointed a special independent external committee (the “Special Committee”) to examine all of the aspects arising from the application for certification of a derivative action regarding the annual bonuses paid to office holders for the years 2014-2015 (the “Certification Application”).

The Special Committee was headed by Hon. Justice (ret.) Oded Mudrick, and the other members therein were: Prof. Sharon Hannes and Prof. Haim Assayag, CPA.

For purposes of its operations, the Special Committee has appointed a legal advisor to accompany its work – Dr. Asaf Eckstein.

  On April 18, 2017, the Special Committee submitted its report to the Board of Directors.

  In the Special Committee Report, the Special Committee determined, among others, that in its opinion the adjustments to the net profit as approved by the Company’s Compensation Committee for the years 2014 and 2015 were duly made and in accordance with the Company’s Compensation Policy. In light of the foregoing, it would be improper for the Company to demand any restitution or reparation due to the events specified in the Certification Application filed by the Applicant. The Committee therefore recommend that the Company opposes the Application filed with the Court by the Applicant.

  Translation to English of the executive summary and the summary of the report, as appear in the Special Committee's report, are attached to this announcement.

  In its meeting of April 26, 2017, the Board has resolved to fully adopt the Special Committee's report and the recommendations therein, to deny the demands of the Applicant within the Certification Application, and to instruct the Company to file an objection to the Certification Application.

  Executive Summary

  Amendment 20 to the Companies Law, 5759-1999 (the “Companies Law”) has entered into force on December 2012. Among other things, the Amendment imposed a duty to determine a compensation policy in public companies, in accordance with the considerations and criteria specified by the Law. Pursuant with the provisions of said Law, the Company has adopted a compensation policy which was approved on August 2013 (the “Compensation Policy”). The Compensation Policy included a “bonus general threshold”, whereby no bonus shall be paid for the measurable categories of the bonus on a given year (which constitute 90% of the maximal total bonus amount), if the Company’s net profit for such year does not amount to at least 60% of the Company’s average net profit in the three preceding years (the “General Threshold”).

  In 2014 changes were made to the Compensation Policy, with the approval of the Company’s general meeting. According to these changes, a provision was adopted which allowed making adjustments to the Company’s profit, as follows: “In order to avoid distortions resulting from the recognition of an income or expense resulting from one-time events of the Company, an adjustment will be made (upward or downward) in the calculation of net profit and/or operating profit of the Company or the operating profit of the segment for the purposes of the annual bonus, subject to approval by the Compensation Committee and Board and in accordance with the specific circumstances of the case” (the Company was listed for trade on the New York Stock Exchange, were it is traded as of September 2014, and hence the version as published on the SEC’s disclosure system is the binding version). This provision also applies to the General Threshold.

  This provision has authorized the Compensation Committee (the “Compensation Committee” or the “Committee”) and the Company Board to make an adjustment relating to an expense or income, provided it meets three cumulative conditions: stems from a one-time event; was recognized in the financial reports prepared according to generally accepted accounting principles; caused distortions in the reported results. Based on this authorizing provision, the Company’s Compensation Committee and Board approved adjustments to the Company’s net profit – with respect both to 2014 and 2015. The scope of the bonuses (i.e., the amounts actually paid as bonuses, as opposed to the mere entitlement to bonuses) was determined based on the unadjusted net profit.

  Thus, in 2014 the Company’s net profit amounted to $464 million, while the General Threshold amounted to $724 million. The nine adjustments made – for the provision due to previous years as a result of the partial arbitration reward respecting the royalties, a one-time tax expense mainly due to tax assessment agreements of consolidated companies of ICL Europe, the effects of a strike at a subsidiary of ICL, an expense due to the deterioration of assets in ICL consolidated companies in the United States and Europe, profit from entry into consolidation due to the completion of purchase of all shares of Fosbrasil by ICL, expense due to change in the fair value of energy and marine transportation hedging transactions resulting from accounting principles, provision due to early retirement of employees of ICL subsidiaries, consultancy expenses relating to the acquisition of companies and one-time divestment of companies not within ICL’s core business, and consultancy expenses relating to the IPO of ICL shares on the New York Stock Exchange – have led to an adjusted profit of $738 million which surpassed the General Threshold and allowed the granting of bonuses to the officers.

  In a similar fashion, in 2015 the Company’s net profit amounted to $509 million; the General Threshold, when taking into account the adjusted net profit for 2014 (instead of the net profit for 2014), amounted to $571 million. According to the clear language of the Compensation Policy, the General Threshold respecting a specific year is computed as 60% of the Company’s average net profit in the three preceding years, yet the Compensation Committee, being aware of this, chose, for purposes of compensation for 2015, to set the higher bar which includes the profit as it adjusted it for 2014.

  With respect to 2015, adjustments were made due to eleven items – effects of the employees’ strike, capital gains from the divestment of businesses not within ICL’s core business and expenses relating to the divestment and acquisition of businesses, change in the fair value of energy and marine transportation hedging transactions, deterioration of assets, provision due to early retirement of employees and downsizing, profit from entry into consolidation, provision for arbitration due to past periods, electric power costs due to past periods, provision for lawsuits, provision for removal of historic waste, and tax effects of the adjustments.

  These adjustments have led to an adjusted profit of $670 million which surpassed the General Threshold and allowed the granting of bonuses to the officers.

  The Applicant raises objections relating to certain adjustments approved for the years 2014 and 2015. With respect to 2014, the Applicant contends that adjustments were made for three events which are not one-time events. With respect to the adjustment made due to the change in the fair value of energy and marine transportation hedging transactions, the Applicant claims that the Company “engages in hedging transactions concerning energy and marine freight on a regular and ongoing basis”; with respect to the adjustment made due to a tax expense due to tax assessment agreements the Applicant claims that “such an expense stems merely from the updating of an estimate, and cannot be considered a one-time event” and that “the receipt of final tax assessments, which do not conform to the self-assessment, is not a one-time event, particularly for a company abounding with subsidiaries and divisions operating ‘in a large number of jurisdictions’”; with respect to the adjustment made due to the deterioration of assets the Applicant claims that the recognition of a loss due deterioration of fixed or intangible assets is “a common occurrence – even if stemming from particular events”. The Applicant sums up by arguing that each of the three adjustments challenged by him is “critical” to meeting the requirements of the general threshold and that “suffice is to disqualify any of the three, no matter which, in order to put the Company in non-compliance with the general threshold for 2014”.

  Similarly, with respect to 2015, the Applicant contends that three of the adjustments made do not meet the terms set for making adjustments as provided in the Company’s Compensation Policy. The adjustment for the employees’ strike is an adjustment of “a notional profit which was not recognized in the financial statements”; the adjustment for electric power costs due to past periods is an estimate update pertaining to an ongoing business expense, which falls within routine and ongoing accounting procedures in the preparation of financial reports and does satisfy the definition of a one-time event; the adjustment due to the provision for removal of historic waste is also is an estimate update of an operating cost deriving from ordinary business activity which is not a one-time event.

  In a nutshell, the Applicant’s argument spans two dimensions. The first dimension pertains to the objective deviation of the items of adjustment to the net profit from the tests provided in the Compensation Policy. This is, therefore, an allegation of acting ultra vires. The other dimension pertains to the conduct of the members of the Compensation Committee and the Board who, according to the Applicant, acted in bad faith, in preference of the interests and the officers receiving the bonuses. Such conduct amounted, according to the Applicant, to gross negligence or recklessness, a breach of the duty of care toward the Company and even a breach of the duty of trust toward the Company. This is, therefore, an allegation of a breach of duties by the directors, relating to the discretion exercised by the organs that approved the adjustments to the Company’s net profit.

  Examination of these claims vis-à-vis the factual basis and other materials delivered to us by the Company at our request, as well as directly hearing from persons relevant to the matter, have led to the conclusion that, generally, the adjustments were made intra vires and based on well-founded and professional judgment. We believe that the Company’s Compensation Committee and Board have not exceeded their authority as pertains to making the adjustments, and that the adjustments were approved following a comprehensive and profound process and based on independent and professional judgment.

  As for authority. We believe that the Compensation Policy – anchored, as aforesaid, in the Law – has authorized ICL’s Board to make the adjustments as made in 2014 and 2015. We have reached this conclusion based on the language of the provision, its purpose, and in light of comparison thereof to adjustments made by other companies.

  As for discretion. We have concluded that the process of discussion of making the adjustments was thoughtful, comprehensive and profound. The adjustments were discussed within the frameworks of discussions of the Compensation Committee and the Board. These were preceded by discussions on the Audit and Accounting Committee including most of the members of the Compensation Committee and meetings held by the members of the Compensation Committee and the Board with members of the Company’s management and various consultants.

  The discussions of the Compensation Committee and the Board were held based on a comparative study of the adjustments made by other companies. The comparative study encompassed twenty companies selected by ISS Corporate Services (ICS), a subsidiary of the international consulting firm Institutional Shareholder Services (ISS). The task of collecting and analyzing the data relating to the companies included in the comparative survey was given to PWC (we would note that audit services respecting the Company’s financial reports are provided, on a regular basis, by KPMG). Review of the comparative analysis brought before the members of the Compensation Committee and Board as part of the discussions for approval of the adjustments indicates that the companies included in the comparative survey allow making adjustments to the profit for a variety of cases which are parallel to those made by the Company. As for the process conducted by the Compensation Committee and the Board, we would further note that the Company’s CEO and Chairman of the Board, which had a personal interest in the approval of the adjustment, have excluded themselves, as required, from discussion and decision-making respecting the adjustments approved.

  In light of the aforesaid, our conclusion is that Company organs authorized to approve the adjustments – the Compensation Committee and the Board – did not exceed their authority and approved the adjustments based on well-founded judgment. This conclusion is supported, as we shall explain in the Report, also by the fact that the Company’s compensation policy for 2016, as approved by the Company’s general meeting, rescinded the General Threshold for bonuses, and by the fact that an amendment to the Companies Law came into force in 2016 that allows for the unlimited granting of discretionary bonuses to officers subordinated to the CEO.

  Our examination included the reasonableness of the decision of the Company’s authorized organs, with respect to each of the adjustments; both hose included and those not included in the Applicant’s objections.

  An examination of the reasonableness of the decisions of the Company’s Board is not required – according to the business judgment rule – in case where the decision was made without any conflict of interests, in an informed manner and in good faith on the part of the directors. Our examination indicated that the process conducted by the Board Committee was informed, well-founded and practical. Notwithstanding, we chose to materially examine the adjustments made, including the reasonableness of the decision of the authorized organs that approved them.

  The reason for examining the reasonableness of the decision lies in the fact that the Company’s CFOs in the years 2014 and 2015 were the ones to propose the list of adjustments, without the Company’s Compensation Committee being assisted, for such purpose, by external professional advice, separate from that received by the Company on a regular basis. This is particularly proper in face of one of the adjustments approved for 2015 – i.e. the adjustment, at the sum of approx. $248 million, due to the employees’ strike. The making of this adjustment raises various questions respecting which is would have been advisable to consult an external, independent consultant. Had the Compensation Committee availed itself to such independent professional advice, perhaps it would have been unnecessary to examine the reasonableness of its decisions.

  Examination of the reasonableness of the various adjustments made indicated that all of the adjustments are accepted adjustments, made in a proper manner and in in accordance with the language and purpose of the authorizing provision in the Compensation Policy. With respect to one adjustment – the one pertaining to the 2015 strike, we opined that it would have been better if the Committee did not base the calculation of this adjustment on the Company’s sales projection. However, even a simple alternative calculation, which not based on the sales projection, leads to a similar result. We elaborate in this matter in the Report itself.

  Another claim made by the Applicant is that for purposes of calculating the General Threshold for 2014, the Company made a comparison between the adjusted net profit for 2014 and the average GAAP net profit for the years 2011-2013. The Applicant argues that such a comparison between dissimilar items (in the Applicant’s words, “not comparing apples to apples”). We would note that the Company’s Compensation Policy provides, regarding the General Threshold, that the comparison of the Company’s net profit in a given year, which such Policy allows adjusting, shall be made vis-à-vis at least 60% of the amount of the Company’s average net profit in the three preceding years. Hence, the Applicant’s claim is in contradiction with the clear language of the Compensation Policy. Moreover, in the years 2011-2013 no adjustments were made (nor could they be made) to the net profit for purposes of granting compensation. To complete the picture we would note that, in calculating the General Threshold for 2015, the Committee was, in the first stage, presented with the average net profit for the years 2012-2014, without adjustments. At the second stage the Committee decided on a stricter approach, and included in the calculation of the average of the preceding years the adjusted (and higher) profit for 2014, together with the net profit for 2012-2013. The decision to include the adjusted net profit for 2014 has thus led, of the Compensation Committee’s own volition, to a higher General Threshold for 2015.

  Finally, the defined purpose of the work of this independent committee is to form a recommendation which would best serve the best interest of the Company. Beyond the issue of whether or not the Company has at its disposal a cause of action, this special committee must consider, in forming its recommendations, also the costs involved in conducting a possible lawsuit, including possible harm to the working relations in the Company. We would not that the General Threshold, as anchored in the Company’s Policy in 2014 and 2015, was applied by the Company not only to the officers, but also to a very wide class of employees (above and beyond the Company’s officers), which includes thousands of employees. A demand for the return of bonuses from numerous employees, including those who were not in any way involved or informed of the manner in which such bonuses were determined, might undermine the Company’s relations with it employees and their motivation to increase the Company’s value and realize its vision. Conversely, great importance lies in practicing appropriate corporate governance, and any case of bonuses granted contrary to the provisions of the Compensation Policy cannot be dismissed. In any case, it is our opinion that the Company, in any event, does have a firm cause of action as pertains to the aspects relating to the granting of the bonuses. Under such circumstances, the complex considerations relating to the principle of the Company’s best interest are attributed minor importance, as it would be inappropriate for the Company to conduct a legal proceeding without have a firm cause of action.

  And furthermore. The directors who approved the adjustments for the years 2014 and 2015 enjoy an exemption given them by the Company. The conduct of the officers involved in the approval of the adjustments is far from conduct characterized by elements of malice or recklessness, as these were interpreted in case law. Moreover, their conduct as revealed before us does not, in any way whatsoever, amount to a breach of the duty of trust to the Company. It is therefore clear that the exemption clauses stand for the benefit of the directors who approved the adjustments, and thus in any event it would have been pointless to file the action and conduct it against them, even had we found conclude that a substantial flaw has occurred in their judgment.

  Summary

  35.         Due to the reasons stated above, we are of the opinion that the adjustments to the net profit as approved by the Company’s Compensation Committee for the years 2014 and 2015 were duly made and in accordance with the Company’s Compensation Policy. Hence, in addition, the Company does not have a firm cause of action against the officers who approved making the adjustments relating to the compensation for the years 2014 and 2015, or against the officers who received compensation due to the said adjustments. In light of the foregoing, it would be improper for the Company to demand any restitution or reparation due to the events specified in the Certification Application filed by the Applicant. We therefore recommend that the Company opposes the Application filed with the Court by the Applicant.

  36.         The Company's attention is referred to the remarks we have made in connection with the advantage of professional external counseling to the compensation committee, apart from the counseling given to the Company's management, as well as to the alternative way of calculation of the adjustment respecting the employee strike

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

  Date: April 27, 2017